Exhibit 99.1
EnCana and RCMP investigate natural gas leak in
Dawson Creek B.C. region
Calgary, Alberta, (October 16, 2008) — At about 10:00 a.m. today EnCana personnel in the Dawson Creek, B.C. region were informed of a natural gas leak at a field facility about 50 kilometres southeast of Dawson Creek, near the Alberta border. EnCana immediately initiated emergency response procedures.
The facility was quickly shut down and the leak was stopped. The amount of gas that leaked was very small and it did not present any danger to employees or the public. The natural gas contained a very small percentage of hydrogen sulphide, about 0.07 percent. There were no injuries and residents were notified of the event. There was no need for an evacuation.
Given the events of the past weekend when an EnCana pipeline in the region was vandalized, the RCMP was immediately notified and commenced an investigation as to the cause. The B.C. Oil and Gas Commission has also been notified.
EnCana’s primary focus is on the safety of employees, workers and the residents in and around our facilities.
We will hold a media availability at 2:00 p.m. MT today on the ground level foyer of EnCana Place (150 — 9th Avenue S.W.)
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
FOR FURTHER INFORMATION:
EnCana Corporate Communications
Media contact:
Alan Boras
Manager, Media Relations
(403) 645-4747
Rhona DelFrari
Advisor, Media Relations
(403) 645-4740

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